SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 15 March 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Publication of Annual Report and Notice of Annual General Court

15 March 2012
_______________________________________________________________________________________________________________________________________________________________________________

Bank of Ireland has today issued its Annual Report and Accounts for the year ended 31 December 2011. Please click on the following link to view the Annual Report and Accounts:

http://www.rns-pdf.londonstockexchange.com/rns/4587Z_1-2012-3-15.pdf

The Annual General Court ("AGC") of Bank of Ireland will take place at 9.30am on Tuesday, 24 April 2012 in O'Reilly Hall, UCD, Belfield, Dublin 4. In advance of this, Bank of Ireland has today also issued the following documents to stockholders:

(i) Governor's Letter to holders of Ordinary Stock and Notice of the AGC; and
(ii) Form of Proxy.

In accordance with Irish Listing Rule 6.6.1 and UKLA Listing Rule 9.6.1 these documents will be submitted to the Irish Stock Exchange and the UK's National Storage Mechanism and will shortly be available for inspection at the following locations:

Company Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

and at

http://www.hemscott.com/nsm.do

Alternatively you can view all of the documents detailed above at
www.bankofireland.com/investor

For further information, please contact:
Andrew Keating	Group Chief Financial Officer	+353 (0) 76 623 5141
Helen Nolan	Group Secretary	+353 (0) 76 623 4710
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 15 March 2012